Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	Predecessor	Successor

	2003	2004	2005		2006	2007

Pretax income (loss) from continuing operations (1)	$(1,728)	$(17,924)	$(10,393)		$1,270	$11,519
Fixed charges	28,597	27,773	29,866		31,521	26,055
Distributed income of equity investees	1,200	1,925	1,625		650	2,400
	$28,069	$11,774	$21,098		$33,441	$39,974

Fixed charges:
Interest expense and amortized deferred financing costs	$20,765	$20,412	$23,275		$24,547	$18,209
Estimated interest expense in operating leases	7,832	7,361	6,591		6,974	7,846
Preference security dividend requirements	—	—	—		—	—
Total fixed charges	$28,597	$27,773	$29,866		$31,521	$26,055

Ratio of earnings to fixed charges	1.0	0.4	0.7	(2)	1.1	1.5

(1)  Before adjustment for minority interests in consolidated subsidiaries and income(loss) from equity investees.

(2)  Defiency in earnings totals $8,768 and $16,000, in 2005 and 2004, respectively.